Exhibit 99.1

MAMMA.COM LAUNCHES DESKTOP SEARCH IN FRENCH POWERED BY COPERNIC

Montreal, Canada, February 09, 2006 – Mamma.com Inc., (the “Company”), (NASDAQ: MAMA), a leader in Internet search and online advertising, today announced that it has launched a free desktop search application in French powered by Copernic Technologies Inc. The downloadable application enables users to search their computers for most popular file types, including email, contacts, pdf’s and multi-media.

On December 22, 2005, the Company announced the acquisition of Copernic Technologies Inc.

 “We are pleased to be releasing the French language supported version of Mamma Desktop Search,” said Guy Fauré, President and CEO of Mamma.com. “It contains all the essential search functionalities of the English version, plus the web search functionality offers “Mondial” and “Francophonie” search parameters, allowing users to search either the entire web, or pre-selected French search engines,” added Guy Fauré.

Mamma Desktop Search is free and available at http://www.mamma.com/fr/desktopsearch/index.html. It is currently available for Windows 98 and later and Internet Explorer 5.0 and later, and Firefox 1.0 and later.

About Mamma.com Inc.

Mamma Media Solutions™ is a leading provider of award winning search technology for both the Web and desktop space, delivered through its properties, www.mamma.com and www.copernic.com respectively.  The Company is also a top provider of online marketing solutions to advertisers, providing keyword and graphic ad placement on its large publisher network.

Mamma.com The Mother of All Search Engines® is one of the most popular metasearch engines on the Internet, as it makes it easier and faster for people to find information by gathering the most relevant results from the best search engines on the Internet.

Through its award winning Copernic Desktop Search product, Copernic Technologies develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine right to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive.  Its desktop search application won the CNET Editors’ Choice Award as well as the PC World World Class award in 2005.

More information can be found at www.mammamediasolutions.com and www.copernic.com

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filings with the United States Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action lawsuits negatively impact the Company. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:

Deborah Kilpatrick

Product Marketing Manager

Mamma.com Inc.

Telephone Toll Free: (888) 844-2372

Telephone Local: (514) 908-4325

Email: deborah@mamma.com

Web site: www.mammainc.com